                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE TO/A

                                (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          UNIGRAPHICS SOLUTIONS INC.
                      (Name of subject company (issuer))

                             UGS ACQUISITION CORP.
                      ELECTRONIC DATA SYSTEMS CORPORATION
                     (Names of filing persons (offerors))

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of class of securities)

                                   904928108
                                (CUSIP number)

                            D. Gilbert Friedlander
             Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                              Plano, Texas 75024
                                (972) 604-6000
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)

                                   Copy to:
                                Andrew M. Baker
                              Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                             Dallas, Texas 75201
                                (214) 953-6500

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [_]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                        AMENDMENT NO. 1 TO SCHEDULE TO

          This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2001 (as amended, the "Schedule TO") by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and UGS Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of EDS. The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of Unigraphics Solutions Inc., a Delaware corporation (the "Company"), at $32.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and 11 through 13

          Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The first paragraph of the "Summary Term Sheet" section found on page 4 of the Offer to Purchase under the caption "When and how will I be paid for my tendered Shares?" is deleted and replaced with the following:

               Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not withdrawn promptly after the expiration date. See "The Offer - Conditions to the Offer."

(2) The tenth paragraph of "Special Factors -- Background of the Offer" found on page 8 of the Offer to Purchase is amended by deleting the last sentence and replacing it with the following:

          In late 2000 and early 2001, representatives of the Company and EDS discussed the creation of a tracking stock with an investment banking firm but took no action with respect to this alternative. This alternative was rejected for a number of reasons, including the uncertainty of whether the tracking stock would gain a sufficient float to attract institutional investors, the uncertainty regarding the credit that would be given to EDS in the market price of EDS' stock for the portion of the earnings of the Company with respect to which EDS would retain an economic interest, and the difficulty in valuing the tracking stock that would be offered in exchange for Shares.

(3) The first paragraph of the section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger - The Special Committee" found on page 13 of the Offer to Purchase is deleted and replaced with the following:

               In reaching the recommendations described above, the Special Committee considered a number of factors that either favored or did not favor a determination that the Offer, the Merger Agreement and the Merger are fair and in the best interests of the Company and its stockholders (other than EDS and its affiliates). In the judgment of the Special Committee it is not practicable to quantify the weight assigned to each factor by the Special Committee in its consideration. Among the factors the Special Committee considered as favoring a determination that the Offer, the Merger Agreement and the Merger are fair and in the best interests of the Company and its stockholders (other than EDS and its affiliates) were the following:

(4) The paragraph entitled "1. The Company's Operating and Financial Condition" under the section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger -

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Fairness of the Offer and the Merger - The Special Committee" found on page 13 of the Offer to Purchase is amended by adding the following at the end:

          In assessing the Company's financial condition, the Special Committee considered the Company's going concern value as reflected in the analysis prepared for the Special Committee by Lehman Brothers. The Special Committee did not consider the net book value or liquidation value of the Company because the Special Committee, after consultation with its financial and legal advisors, determined that these values were not relevant to a determination that the Offer, the Merger Agreement and the Merger are fair and in the best interests of the Company and its stockholders (other than EDS and its affiliates).

(5) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Special Committee" of the Offer to Purchase is amended by deleting the second sentence of the fourth paragraph on page 14 and replacing it with the following:

          The Special Committee took into account the fact that the terms of the Offer were determined through negotiations between EDS and the Special Committee and its financial and legal advisors, none of whom has a current relationship with EDS.

(6) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Special Committee" of the Offer to Purchase is amended by adding the following to the end of the section entitled "4. Transaction Financial Terms/Premium to Market Price" on page 14:

               Finally, the Special Committee noted that the recent transactions in Company Common Stock disclosed in Schedule III to this Offer to Purchase were all at prices below $32.50 per share.

(7) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Special Committee" of the Offer to Purchase is amended by adding the following paragraph immediately after the section entitled "Appraisal Rights" on page 15:

               The Special Committee also considered factors that did not favor a determination that the Offer, the Merger Agreement and the Merger are fair and in the best interests of the Company and its stockholders (other than EDS and its affiliates), including the following:

(8) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Special Committee" of the Offer to Purchase is amended by moving the section entitled "SDRC Synergies" to page 15 immediately in front of the section entitled "Possible Conflicts of Interest."

(9) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Special Committee" of the Offer to Purchase is amended by adding the following at the end of the section on page 15:

               The Special Committee concluded that the factors that favor a determination that the Offer, the Merger Agreement and the Merger are fair and in the best interests of the Company and its stockholders (other than EDS and its affiliates) clearly outweighed the factors that did not favor that determination."

(10) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Company Board" of the Offer to Purchase is amended by deleting subsection (iii) of the carryover paragraph on page 16 and replacing it with the following:

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

          (iii) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of negotiations between EDS and the Special Committee, which consisted of independent directors appointed to represent the interests of the stockholders of the Company (other than EDS and its affiliates) and was advised by independent legal counsel and an independent financial advisor.

(11) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Company Board" of the Offer to Purchase is amended by adding the following as the second full paragraph on page 16:

               In determining to enter into the Merger Agreement at this time, the Special Committee and the Company Board considered the market and industry conditions discussed in "Special Factors - Purpose of the Offer and the Merger; Reasons of EDS for the Offer and the Merger," including the trend toward consolidation in the software industry. In light of the Company's limited access to currency to engage in acquisitions of other companies and EDS' unwillingness to sell the Company, the Special Committee and the Company Board determined to move forward with the Offer and the Merger at this time. In addition, the Special Committee and the Company Board also considered the fact that EDS had indicated that it would withdraw the Offer if it could not reach a deal with the Company and the effect that EDS' withdrawal of the Offer would have on the market price of the Shares. See "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger - The Special Committee."

(12) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Company Board" of the Offer to Purchase is amended by deleting subsection (v) of the second full paragraph on page 16 and replacing it with the following:

          (v) the Offer Price resulted from what the Company Board believed was active bargaining between representatives of the Special Committee, on the one hand, and representatives of EDS, on the other;

(13) The section "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger- The Company Board" on page 17 of the Offer to Purchase is amended by adding the following paragraph at the end:

               The Company Board consists of two independent directors and six members affiliated with EDS. Each of the independent directors voted in favor of the Offer, the Merger Agreement and the Merger.

(14) The section appearing under "Opinion of the Special Committee's Financial Advisor - Comparable Companies" on page 19 of the Offer to Purchase is amended by inserting the following as the new third column:

     Mean
-------------
     2.89x
     2.71x
     2.17x

     12.5x
     11.4x
     7.8x

     17.8x
     15.2x
     10.5x

     27.5x
     26.5x
     20.1x
     1.71x
     1.29x

(15) The section appearing under "Opinion of the Special Committee's Financial Advisor - Comparable Transactions" on page 20 of the Offer to Purchase is amended by inserting the following as the new fourth column:

     Mean
-------------
     4.71x
     3.40x

     14.1x
     10.3x

     29.9x
     21.0x


     37.8x
     32.8x

(16) The section entitled "Position of EDS and the Purchaser Regarding the Fairness of the Offer and the Merger" of the Offer to Purchase is amended by deleting the first bullet on page 23 and replacing it with following:

          . the fact that the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of good faith negotiations between the Special Committee and EDS and their respective advisors;

(17) The section entitled "Position of EDS and the Purchaser Regarding the Fairness of the Offer and the Merger" of the Offer to Purchase is amended by adding the following as the new fourth bullet point on page 23:

          . the Offer Price is within or above the range of going concern values implied by the financial analyses contained in the May 31st Report and described below;

(18) The section entitled "Position of EDS and the Purchaser Regarding the Fairness of the Offer and the Merger" on page 23 of the Offer to Purchase is amended by deleting the last paragraph and replacing it with the following:

               EDS and the Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusions as to fairness. Although EDS and the Purchaser recognized that the Company and the Special Committee considered negative factors in evaluating the fairness of the Offer Price, neither EDS nor the Purchaser found that such factors were negative factors in concluding that the Offer Price was fair to and in the best interests of the Company's stockholders (other than EDS and its affiliates).

               The net book value of the Company is substantially below its market value and was not considered by EDS or the Purchaser as a relevant factor. Since EDS intends for the Company to be an ongoing part of EDS' business, no appraisal of liquidation value was sought for purposes of valuing the Shares. Although Greenhill generally assisted EDS in this transaction and, in particular, advised EDS on bidding and negotiating strategies, participated in negotiations with Lehman Brothers and analyzed the Company's projections and assumptions thereto, Greenhill did not deliver a fairness opinion as to the $32.50 per Share to be received by the stockholders of the Company (other than EDS and its affiliates).


(19) The first paragraph appearing in "Reports of EDS' Financial Advisors - Greenhill" on page 23 of the Offer to Purchase is amended by deleting the second sentence and replacing it with the following:

          Representatives of EDS and the members of the Special Committee determined the amount and the form of consideration through negotiations and did not base this determination on any recommendation by Greenhill, although Greenhill provided advice to EDS from time to time during the course of the negotiations.

(20) The first paragraph on page 30 of the Offer to Purchase is amended by deleting the first sentence and replacing it with the following:

          The preceding discussion is a summary of all material analyses prepared by Greenhill for EDS or the Purchaser in connection with the Offer and the Merger but does not purport to be a complete description of the Greenhill Reports.

(21) The second full paragraph on page 31 of the Offer to Purchase is amended by deleting the first sentence and replacing it with the following:

          The preceding discussion is a summary of all material analyses prepared by DKW for EDS or the Purchaser in connection with the Offer and the Merger but does not purport to be a complete description of the DKW Materials and is qualified in its entirety by reference to the full text of the DKW Materials filed with the SEC as Exhibit (c)(6) to the Schedule TO, which is available electronically at the SEC's Web site at http://www.sec.gov.

(22) The sixth paragraph appearing in "Plans for the Company after the Offer and the Merger; Certain Effects of the Offer" on page 33 of the Offer to Purchase is deleted and replaced with the following two paragraphs:

               As a result of the Offer, the direct and indirect interest of EDS in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, EDS' indirect interest in such items will increase

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

          from 86.1% to 100% and EDS and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value and the right to elect all members of the Company Board. For the year ended December 31, 2000 and the six months ended June 30, 2001, the Company had net earnings of $17.4 million and $12.0 million, respectively. In addition, at December 31, 2000 and June 30, 2001, the Company's net book value per share was $3.77 and $4.06, respectively.

               Similarly, EDS will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, stockholders other than EDS will not have the opportunity to participate directly in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, stockholders will not face the risk of losses generated by the Company's operations or declines in the value of the Company after the Merger.

(23) The section "Plans for the Company after the Offer and the Merger; Certain Effects of the Offer" of the Offer to Purchase is amended by adding the following as the penultimate sentence of the third paragraph on page 34:

          As a result of the Merger, EDS estimates that the Company will save approximately $500,000 per year as a result of no longer being subject to the federal securities laws and no longer being traded or listed on the New York Stock Exchange.

(24) The first paragraph appearing in "The Offer - Acceptance for Payment" on page 54 of the Offer to Purchase is deleted and replaced with the following:

          On the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4 promptly after the Expiration Date and satisfaction of all conditions to the Offer set forth in "The Offer - Conditions to the Offer" relating to governmental or regulatory approval. We expressly reserve the right to delay acceptance for payment of or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approval.

(25) The heading of "The Offer - Certain U.S. Federal Income Tax Consequences" on page 54 of the Offer to Purchase is amended to read "The Offer - Material Federal Income Tax Consequences."

(26) The last paragraph of "The Offer - Certain Information Concerning the Company" on page 60 of the Offer to Purchase is amended by deleting the first sentence and replacing it with the following:

          These projections are forward-looking statements based on then-current expectations, forecasts and assumptions of the Company's management and involve risks and uncertainties, some of which are outside of the Company's control, that could cause actual outcomes and results to differ materially from current expectations.

(27) The penultimate paragraph of "The Offer - Conditions to the Offer" on page 62 of the Offer to Purchase is deleted and replaced with the following:

          The foregoing conditions are for the sole benefit of EDS and its affiliates and may be asserted by EDS, in whole or in part, at any time and from time to time in the sole discretion of EDS and may be waived by EDS in whole or in part at any time and from time to time at or prior to the Expiration Date (except for conditions relating to governmental or regulatory approval, which may be waived at any time prior or subsequent to the Expiration Date) in the sole discretion of EDS.

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

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2001

                                           UGS ACQUISITION CORP.



                                           By: /s/ David B. Hollander
                                              ----------------------------------
                                           Name:   David B. Hollander
                                                --------------------------------
                                           Title:  Authorized Officer
                                                 -------------------------------


                                           ELECTRONIC DATA SYSTEMS
                                           CORPORATION



                                           By: /s/ D. Gilbert Friedlander
                                              ----------------------------------
                                           Name:   D. Gilbert Friedlander
                                                --------------------------------
                                           Title: Senior Vice President, General
                                                 -------------------------------
                                                     Counsel and  Secretary
                                                     ---------------------------

                                       8